December 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Maris-Tech Ltd. (CIK: 0001872964) (the “Company”)
Registration Statement No. 333-260670 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made that certain letter filed as correspondence by Aegis Capital Corp. (“Aegis”), as representative of the underwriters of the offering, with the U.S. Securities and Exchange Commission via EDGAR on December 20, 2021, in which Aegis joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for December 22, 2021 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933. The Company is withdrawing such request for acceleration of the effective date and Aegis joins in the request of the Company and hereby formally withdraws such request for acceleration of the effective date of the Registration Statement at such time. The Company and Aegis reserve the right to resubmit another request for acceleration of the Registration Statement at a future date.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Robert Eide
Name: Robert Eide
Title: Chief Executive Officer